Exhibit 99.1

Xylo: Metagramm Successfully Completes Development of
Advanced AI-Powered Writing and Grammar Product

The new product offers unique capabilities of custom personalized text writing, different from common AI writing tools.

TEL AVIV, Israel, May 28, 2024 (GLOBE NEWSWIRE) -- Xylo Technologies Ltd. (Nasdaq: XYLO) (“Xylo”), a technology-based company engaged in advanced innovative technologies, announced today that Metagramm Software Ltd. (“Metagramm”) (19.99% owned by Xylo), successfully completed development of Bubbl, an advanced writing tool utilizing Machine Learning, Natural Language Processing (NLP), Artificial Intelligence (AI) and Deep Learning technologies.

Bubbl offers an innovative document writing and rewriting solution that enables content creation with personalized and customized text tailored to the user’s unique way of expression—unlike widely used AI tools that often produce machine-like results. Users can also request their desired content to be translated and edited into other languages.

In an effort to offer an unrivaled user experience, Bubbl has been crafted with a minimalistic and clean design, resulting in a non-invasive writing tool. It allows users to operate in different modes, including an interactive re-write floating window mode, interactive inline mode and grammar-only mode.

Moreover, Bubbl is designed to cater to a variety of writing needs with different profiles and features, including Business, Medical, Academic and Blogging. Each profile incorporates tailored assistance tools that greatly facilitate the writing process for each specific profile.

Metagramm plans on launching the first version, for selected users, during the third quarter of 2024.

About Xylo

Based in Israel, Xylo Technologies Ltd. (Nasdaq: XYLO) is a technology company that is focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce, and electric vehicle markets. Xylo’s affiliations in the medical solutions arena include ownership in Polyrizon Ltd. Xylo’s affiliates in digital commerce include Gix Internet Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics, Inc. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. Other affiliations of the Company include ParaZero Technologies Ltd. and Zig Miami 54 LLC.

Xylo is traded on the Nasdaq Capital Market. To learn more about Xylo’s advanced technologies, please visit https://ir.xylotech.ai/

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Xylo’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Xylo could differ materially from those described in or implied by the statements in this press release. For example, Xylo uses forward looking statements when describing the potential of Metagramm’s products to impact content creation.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Xylo undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Xylo is not responsible for the contents of third-party websites.

Company Contact:

Tali Dinar

Chief Financial Officer

ir@xylotech.ai

Investor Relations Contact:

Michal Efraty

Investor Relations,

michal@efraty.com